Exhibit 99.1

VivoPower International PLC Announces Appointment of Martin Bell to the Advisory Council

LONDON, November 23, 2020 (GLOBE NEWSWIRE) -- VivoPower International PLC (NASDAQ: VVPR, the “Company”) is pleased to announce the appointment of Martin Bell as the fifth member of the VivoPower Advisory Council.

Based in Berlin, Germany, Martin Bell is the CEO of Bell Ventures and creator of the 100 Tasks System, designed to build successful enterprises. Through Bell Ventures, he has advised more than 80 private and public sector entities on building successful start-ups.

Martin was the chief architect of Rocket Internet’s famous 100 Day Launch process, through which he led more than 20 companies to success, while championing best practices for marketing, CRM, business intelligence, tech, payment, and mobile within its 25 largest companies. He has served as an interim executive at companies such as Zalando and Delivery Hero, and is also a member of the Advisory Board at Arowana, VivoPower’s largest shareholder.

Martin obtained an MPA from Harvard and an MBA from Wharton.

Executive Chairman and CEO of VivoPower, Kevin Chin, commented, “Martin has an outstanding track record in hyperscaling companies and has systemized this into a proprietary methodology. We are already applying various elements of his hyperscale methodology for VivoPower, incorporating Tembo and our sustainable energy solutions offering, and I am delighted to welcome him to our Advisory Council.”

On his appointment, Martin added, “I am thrilled to help hyperscale a business with such a positive impact on the environment.”

About VivoPower

VivoPower is an international battery technology, electric vehicle, solar and critical power services company whose core purpose is to deliver sustainable energy solutions to its customers. VivoPower is a certified B Corporation and has operations in Australia, Canada, the United States and the United Kingdom.

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

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shareholders@vivopower.com